March 30, 2007

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA


Re:      British Telecommunications plc
         Form 20-F for the Fiscal Year Ended March 31, 2006
         File Number: 2-94004_________________________

Dear Mr. Spirgel,
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The following responds to your comments and requests for supplemental information as set forth in the comment letter dated March 2,
2007 of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission")
regarding the above-referenced filing. As of the above date we have also separately responded to the Staff's letter dated February
23, 2007 in respect of the Form 20-F filing for BT Group plc for the Fiscal Year Ended March 31, 2006. For ease of review, the headings and page numbers below correspond to the headings set forth in the letter of March 2, 2007.  The Staff's comments are highlighted in bold and italics below followed by British Telecommunications plc's (the "company", the "group" and/or "BT's")
responses.

Form 20-F as of March 31, 2006

1.       Refer to the cover page of your Form 20-F.  In future filings, please file and / or furnish documents under File Number
     2-94004.

Response:

Your request has been noted and, in future, documents will be filed and / or furnished under File Number 2-94004.

Form 6-K as of May 31, 2006
Annual Report

 Group Results, page 13
 Line of Business Results, pages 14-18

2.       Refer to your disclosure herein stating that the new wave revenue growth of 38% more than offset the 5% decline in traditional revenue.  However, it appears that BT Global Services which seems to account for the greatest portion of the new wave revenue also had the lowest operating profit.  Please tell us, and in future filings, disclose how new wave business growth can unfavourably impact segment profitability.

Response:

New wave revenue is generated from the following products and services: Networked IT services, broadband and mobility. It is generated across all three lines of business: BT Global Services, BT Retail, and BT Wholesale. Due to the nature of the activities and their relative immaturity, the profit margins generated on new wave activities would be expected to be lower than those from traditional more mature service offerings. In the absence of any other action on our part, the substitution of new wave for traditional revenue would result in a reduction in profitability. However, as described on page 13 of the Form 20-F the group's cost efficiency programmes achieved savings of over GBP400 million in the 2006 financial year, which enabled us to invest in growing our new wave activities, and also mitigated the unfavourable impact on profitability during the transformation period.  This dynamic at a group level would apply to each of the individual lines of business at a segment level.  Please note that the profitability of new wave and traditional products and services is not captured and reported at an individual product or service level because our network operations support both traditional and new wave activities.

We will continue to review our disclosures in this area and will ensure that the points raised by the Staff are discussed in future filings.

3.       As disclosed, BT Wholesale is the most profitable of your segments.  However, the majority of its revenue is internal and mainly represents trading with BT Retail.  Please disclose the nature of the products and services that are subject to transfer pricing arrangement and how they impact BT Wholesale's profitability.  We note that you made reference to intra-group trading arrangements in Note 1 of the financial statements.

Response:

As discussed on page 14 of our Form 20-F, the majority of the internal trading consists of BT Wholesale selling calls, access lines, broadband connections and other network products to BT Retail.  Within these products, transfer prices for regulated products are based on regulated prices (as agreed with Ofcom, the UK telecommunications industry regulator), which are charged externally to other communications providers, whilst for non regulated products and services, the transfer prices are agreed by negotiation between the relevant lines of business on an arms length basis (i.e. as if they were unrelated parties). The regulatory pricing regime is explained on pages 5 & 6 of the Form 20-F.  Internal revenues decreased by 5% in the 2006 financial year as a result of the lower call volumes, lines and private circuits and lower regulatory prices.

We will continue to review our disclosures in this area and will ensure that the points raised by the Staff are discussed in future filings.




4.       Please clarify how an increase in new wave business impacts group profitability.

Response:

Further to our response to comment 2 above, due to the nature of the activities and their relative immaturity, the profit margins generated on new wave activities would be expected to be lower than those from traditional more mature service offerings. In the absence of any other action on our part, the substitution of new wave for traditional revenue would result in a reduction in profitability. However as described on page 13 of the Form 20-F, the group's cost efficiency programmes achieved savings of over
GBP400 million in the 2006 financial year, which enabled us to invest in growing our new wave activities, and also mitigated the unfavourable impact on profit margins.

We will continue to review the disclosures in this area in future filings.

Financing, page 19

5.       It is unclear to us how "free cash flow" and "net debt" which you disclose as non-GAAP measures in Note 9 and 10 are indicators of your "operational performance." Please provide the disclosures required in paragraph e(1)(i)(C) and (D) under
     Item 10 of Regulation S-K.  Please state and disclose why "free cash flow" and "net debt" provide more useful information to your investors than the most directly comparable financial measures calculated and presented in accordance with IFRS GAAP.

Response:

As noted on page 19 and 45 of the Form 20-F, free cash flow and net debt are non-GAAP measures since they are not defined specifically under IFRS.  As noted on pages 19 and 45 of the Form 20-F, the measures are used by management both in order to assess operational performance and because the company believes they measure the success of our strategy.  Free cash flow and net debt are reported to the Board of Directors on a monthly basis in order for the board to monitor the operating performance of the company.

The company believes that it is both useful and necessary to communicate free cash flow to our investors as it excludes corporate items determined independently of the ongoing business such as dividends paid and acquisitions and allows our investors to evaluate the cash generated by the group's operations. Furthermore, free cash flow reflects a measure of liquidity, being the level of cash generated to strengthen the balance sheet or to provide returns to shareholders. The most directly comparable IFRS GAAP measure is the net cash inflow from operating activities.  However this measure does not include the impact of capital expenditure and interest which are both significant ongoing cash outflows associated with investing in our infrastructure and financing our operations and hence this measure provides additional useful information to our investors.  We have provided a reconciliation between cash generated from operations before taxation and free cash flow in Note 10 on page 45 of the Form 20-F.

The company believes that it is both useful and necessary to communicate net debt to our investors as it allows them to evaluate in one measure both the company's cash position and indebtedness. We have provided a reconciliation between loans and other borrowings
(current and non current) and net debt in Note 9 on page 45 of the Form 20-F.

In future filings the company will continue to note the requirements of paragraph e(1)(i)(C) and (D) under Item 10 of Regulation S-K to ensure its disclosures remain appropriate and will ensure the disclosure of the reasons why management believe these measures provide useful information about the group's performance.

6.       Please discuss indicators of your liquidity condition on both a short-term and long-term basis. Refer to Item 303(a)(1) and related Instruction 5.

Response:

In response to the requirements of Item 303(a) (1) and related Instruction 5, we have discussed indicators of our liquidity condition on the following pages of the Form 20-F:

1.       Page 20 - Financial Risk Management. "The group ensures its liquidity is maintained by entering into short and long-term financial instruments to support operational and other funding requirements. The group's liquidity and funding management process including project cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the central treasury function. The group manages liquidity risk by maintaining adequate committed borrowing facilities."
2.       Page 20 - Capital Resources. Capital resources includes all contractual obligations and commitments for the following time periods; less than one year, one to three years, three to five years and more than five years.  "At 31 March 2006 the group had cash, cash equivalents and current asset investments of GBP2,306 million. At that date GBP1,750 million of debt fell due for repayment in the 2007 financial year. The group had unused short term bank facilities amounting to approximately GBP1,535 million at 31 March 2006. These resources will allow the group to settle it obligations as they fall due".
3.       Page 8 - Principal Risks and Uncertainties. This section highlights the principal risks and uncertainties by which BT is affected. As noted "all of them have the potential impact to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
4.       Note 33 (Financial instruments and risk management) to the consolidated financial statements, includes a section on
     Liquidity risk management. "During the year the group utilised its commercial paper programme which was supported by a committed borrowing facility of up to GBP1,535 million. Of this total, GBP1,500 million of the borrowing facility is available for a period of five years."

Based on the disclosures noted above, the company believes that it has addressed the requirements of Section 303(a) (1) and related
Instruction 5 in disclosing its indicators of liquidity on a short term and long term basis. In future filings the company will continue to take these requirements into consideration to ensure appropriate disclosures are made.



Consolidated Financial Statements Accounting Policies
iii. Revenue, page 27

7.       Refer to your disclosure on long-term contractual arrangements which are recognised based on the percentage of completion method.  We are unable to locate in your filing the prescribed disclosures under paragraphs 39(a) and 40-45 of IAS 11.  Please advise or revise.

Response:

The majority of BT's long term contractual arrangements with customers relate to the provision of networked IT services to customers. IAS 18 'Revenue' describes how revenue should be recognised from the rendering of services. Paragraph 20 of IAS 18 states that "when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognised by reference to the stage of completion at the balance sheet date." Paragraph 21 of IAS 18 goes on to state that "The recognition of revenue on this basis provides useful information on the extent of service activity and performance during a period. IAS 11 "Construction Contracts" also requires the recognition of revenue on this basis. The requirements of that standard are generally applicable to the recognition of revenue and the associated expenses for a transaction involving the rendering of services." For those contracts where revenue is recognised under IAS 18, albeit in accordance with revenue recognition principles consistent with IAS 11, the disclosures under paragraphs 39 (a) and 40-45 of IAS 11 are not required.

In addition, BT has a very small number of contracts involving the design, development, testing and deployment of highly bespoke complex IT applications, systems and network infrastructure, which are accounted for in accordance with IAS 11. The impact of these contracts was immaterial to the consolidated financial statements for the year ended 31 March 2006; total revenue from these contracts was less than 1% of total group revenue and there was no net impact on the group's profit before tax, and therefore we do not believe that the disclosures under paragraph 39(a) and 40-45 of IAS 11 are required. We will, however, continue to review the materiality of such contracts in the context of future filings.

Group Income Statement, page 35

8.       Tell us why you believe that your income statement presentation for specific items is acceptable under IFRS.

Paragraph 83 of IAS 1 states "additional line items, headings and sub totals shall be presented on the face of the income statement when such presentation is relevant to an understanding of an entity's performance." The company believes that it is relevant to an understanding of its financial performance because the specific items are one-off or unusual in nature and have little predictive value. Paragraph 84 of IAS 1 states that because the effects of an entity's various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. Additional line items are included on the face of the income statement, and the description used and the ordering of items are amended when this is necessary to explain the elements of financial performance.

In addition, paragraph 86 of IAS 1 'Presentation of Financial Statements' states that when items of income and expense are material, their nature and amount shall be disclosed separately; such separately disclosed items are similar to "specific items".

A definition of specific items is included in the financial statements in the basis of preparation (page 65), noting that the items which are disclosed as specific items in the year ended 31 March 2006 included disposals of businesses and investments, business restructuring and property rationalisation programmes.  IAS 1 paragraph 83 permits such specific items to be disclosed on the face of the income statement or in the notes.

The company considers a columnar presentation to be most appropriate because it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board of Directors on a monthly basis. Furthermore "before specific items" column has been given no more prominence than the "after specific items" column.

Finally, in accordance with guidance provided by the International Practices Task Force, the company has provided disclosure of its income statement prepared under IFRS in a format consistent with Item 10 of Regulation S-X (refer to page 82).

13. Intangible Assets, page 49

9.       Your disclosure states that "for the purpose of impairment testing, the group's cash generating units ("CGU") are considered to be the business segments." However, we note on your website that each of your segments includes lower-level business units which appear to meet the definition of CGU.  For instance, included under BT Global Services are BT
     International, Global Business and Services, BTGS UK and BT Ireland; additionally, within BT Retail is a group covering the BT
     Ireland, BTNI & BT Regions.  Tell us your conclusion as to why you did not consider any of these business units as a cash-generating unit.  Refer to paragraphs 68-69 of IAS 36.

Response:

At the time of the preparation of the 31 March 2006 Form 20-F, the group was managed through three lines of business, BT Global
Services, BT Retail and BT Wholesale, which comprised its operating segments and also formed the basis for the internal financial and management reporting within the group.  Subsequent to 31 March 2006 the newly established Openreach business has been reported separately.  The acquisitions made during the year to 31 March 2006 have been merged into the overall operations of these lines of business and therefore no longer generate cash inflows that are independent of the cash inflows from other assets or groups of assets. The board did not receive information at a lower level than by these lines of business and this was the basis on which the board monitored the group's operations and made decisions about continuing or disposing of the group's assets and operations. BT
Global Services: BT International, Global Business and Services, BTGS UK; BT Retail: BT Ireland, BTNI and BT Regions, as referred to in your letter, are all sales channels.  These sales channels are not separate independent businesses with their own cash flows and balance sheets. Therefore we do not believe these sales channels are cash generating units and the requirements of paragraphs 68-69 of IAS 36 have been met.

10.      Tell us your basis for using 11.4%, or your pretax weighted average cost of capital for non- regulated products, as the discount rate applied to your cash flow forecasts for impairment testing purposes instead of the current market-risk free interest rate.  Refer to paragraphs 55 and A15-A21 of IAS 36.

Response

IAS 36 states that it is not appropriate to use a current market-risk free interest rate for goodwill impairment testing purposes.
According to A18 of Appendix A to IAS 36 the rate used must be adjusted to reflect the way the market would assess the specific risks associated with the asset's estimated cash flows and to exclude risks that are not relevant to the asset's estimated cash flows or for which the estimated cash flows have been adjusted.  Therefore, the company believes the current rate being used (ie.
the pretax weighted average cost of capital) for non regulated products is the most appropriate rate for specific acquisitions made during the year.  The acquisitions giving rise to the goodwill balances in BT Retail and BT Global Services provide non regulated products. None of the goodwill relates to acquisitions that provide regulated products.  Therefore the company believes it has complied with paragraph 55 and A15-A21 of IAS 36.

16 Trade and Other Receivables. Page 52

11.      Please tell us, and disclose the nature and source of prepayments and accrued income which are included in your receivables.  Please describe the terms of the underlying revenue arrangement and your basis for revenue recognition.

Response:

Prepayments as at 31 March 2006 and 31 March 2005 relates primarily to the following:
o        Operating expense prepayments, calculated with reference to goods or services paid for, but where the goods and services have not yet been received. These operating expense prepayments are not directly linked to any specific revenue arrangements.

o        Direct and incremental costs relating to the initial phase of a small number of long term networked IT services contracts which relate to the future activity and will generate future economic benefits. The revenue associated with these long term services contracts is recognised as the services are performed in accordance with IAS 18.

o        Contract costs in excess of progress billings for contracts involving the design, development, testing and deployment of highly bespoke complex IT applications, systems and network infrastructure which were in progress at the balance sheet date.
     The revenue associated with these contracts is recognised on the percentage of completion method in accordance with IAS 11 as noted in our answer to question 7.

Accrued income as at 31 March 2006 and 31 March 2005 relates primarily to the following:
o        Accrued call income and line rental income where services have been provided to customers (including other communications providers), but invoices are issued monthly or quarterly in arrears.

As stated in our revenue recognition accounting policy on page 27 of our Form 20-F, "revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group's networks."

In future filings we will continue to review our disclosures in this area.

35. United States Generally Accepted Accounting Principles, page 76

         (II) Net Income and Shareholders' Equity Reconciliation Statements

                  Reclassifications, page 79

12.      Refer to your disclosed amounts for current assets, current liabilities and long term borrowings in respect of financial instruments under US GAAP.  Please also separately present the resultant current assets, current liabilities and long- term borrowings arising from the cumulative effect of all other reclassifications required to present amounts in accordance with US
     GAAP, including, but not limited to deferred tax assets and liabilities.

Response:

The US GAAP reclassifications section on page 79 includes items in the quantitative IFRS to US GAAP reconciliation of shareholders'
equity which relate to more than one line item (e.g. property, sale & leaseback transaction) and also reclassifications within the balance sheet which do not impact on net equity (e.g. bank overdraft).  The other adjustments in the shareholders' equity IFRS to US
GAAP reconciliation only impact a single line item in the balance sheet and we believe the description of the adjustment makes it sufficiently clear to the reader which balance sheet line item has been affected (e.g. goodwill). We will include a bullet point on the reclassification of deferred tax between current and non current in future filings.  In addition, in future filings we will include a summary bullet point on the cumulative impact of the reclassifications on current assets, current liabilities and long term borrowings.
                                           ________________________________________________

In connection with our response to your comments the company acknowledges that:
o        It is responsible for the adequacy and accuracy of the disclosures in the filings;

o        Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

o        It may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Should you have any questions or comments regarding our responses please call me at + 44 20 7356 5511 or John Wroe, Director Group
Financial Control and Treasury at + 44 20 7356 4963.
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Yours sincerely,


/s/ Hanif Lalani OBE
Group Finance Director

Copies to:

   British Telecommunications plc
   John Wroe
   Glyn Parry

   PricewaterhouseCoopers LLP
   Charles Bowman (Engagement audit partner)